

SI 04003823 COMMISSION
.... 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53419

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2003___ AND ENDING ___12/31/2003___
                                        MM DD YY   MM DD YY

A REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WESTROCK ADVISORS INC.   OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)   FIRM ID NO.

___230 Park Avenue 9TH Floor___
                        (No. and Street)

New York   NY   10169
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  Greg Martino   (212) 922-1995
                                            (Area Code – Telephone Number)

B ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Rossello, Joseph A.___
                (Name – if individual, state last, first, middle name)

___4250 Sunrise Highway Room #5   Massapequa, NY 11758___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

  ☒ Certified Public Accountant
  ☐ Public Accountant
  ☐ Accountant not resident in United States or any of its possessions

SEC MAIL PROCESSING
RECEIVED
MAR 01 2004
WASH. D.C. 181

PROCESSED
MAR 24 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ GREG MARTINO _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ WESTROCK ADVISORS, INC. _____
as
of _____ DECEMBER 31, _____, 20 _03_, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

ROSLYN S. HARPER
NOTARY PUBLIC, STATE OF NEW YORK
No. 01HA6070734
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXPIRES MARCH 11, 2006

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page☐
☒ (b) Statement of Financial Condition☐
☒ (c) Statement of Income (Loss)☐
☒ (d) Statement of Changes in Financial Condition☐
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital☐
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors☐
☒ (g) Computation of Net Capital☐
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3☐
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3☐
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the
      Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3☐
☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
      consolidation☐
☒ (l) An Oath or Affirmation☐
☐ (m) A copy of the SIPC Supplemental Report☐
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit☐

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTROCK ADVISORS, INC.

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2003



WESTROCK ADVISORS, INC.

CONTENTS

J.R. Financial Services, Inc.

Joseph Rossello, CPA

232 West End Avenue
Massapequa, New York, 11758
PHONE (516) 798-8262

Board of Directors
Westrock Advisors, Inc.
New York, New York

I have audited the accompanying statement of financial condition of Westrock Advisors, Inc. as of December 31, 2003, and the related statements of income, changes in ownership equity, changes in liabilities subordinated to claims of general creditors, computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provision under Rule 15c3-3, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Westrock Advisors, Inc. as of December 31, 2003, and the results of operations, changes in ownership equity, and cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The reconciliation between the audited and unaudited statements of financial condition on page 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

JOSEPH A. ROSSELLO, CPA

Massapequa, New York
February 23, 2004

BALANCE SHEET

WESTROCK ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

	Allowable	Non – Allowable	Total
Cash and cash equivalents	$ 45,045	$ -0-	$ 45,045
Due from clearing broker	473,705	65	473,770
Investments	-0-	428,611	428,611
Furniture and fixtures (net of accumulated depreciation of $101,541)	-0-	49,269	49,269
Other assets and advances	-0-	319,590	319,590
Total Assets	$ 518,750	$ 797,535	$ 1,316,285

LIABILITIES AND STOCKHOLDERS' EQUITY

	Allowable	Non – Allowable	Total
Bank loans payable	$ 48,407	$ -0-	$ 48,407
Accounts payable and accrued expenses	380,885	-0-	380,885
Total Liabilities	429,292	-0-	429,292

Stockholders' Equity	
Common stock-voting 2,500,000 shares authorized 1,281,812 share issued and outstanding	200
Paid-in capital	1,674,711
Stockholder deficit	(731,365)
	943,545
Less: treasury stock	(56,552)
Total Stockholders' Equity	886,993
Total Liabilities and Stockholders' Equity	$ 1,316,285

The accompanying notes are an integral parts of these statements.

WESTROCK ADVISORS, INC.
COMPUTATION OF NET CAPITAL UNDER
S.E.C. RULE 15c3-1
AT DECEMBER 31, 2003

Credit factors:

Capital stock		$ 200
Paid-in capital		1,674,710
Treasury stock		(56,552)
Retained earnings		(731,365)
Total Credit Factors		886,993

Debit factors:

Receivables	65	
Investments	428,611	
Fixed assets	49,269	
Other assets & advances	319,590	
Total Debit Factors		797,535

Net Capital	89,458
Less: Minimum net capital requirements (Rule 15c3-1)	28,620
Excess Net Capital	$ 60,838

Capital Ratio:

Aggregate Indebtedness	$428,292	=	4.80
Net Capital	89,458		

WESTROCK ADVISORS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

Income:

Commission income	$ 7,663,892
Dividend Income	212
Gain on sale of assets	18,391
Income From Operations	7,682,495

Expenses:

Advertising	23,340
Auto expense	12,809
Bad debts	15,980
Bank charges	14,294
Claim settlements	117,379
Clearing & execution	520,392
Commissions	1,120,043
Depreciation & amortization	7,626
Employee benefits	108,751
Equipment rental	1,153
Fees & registrations	133,828
Finance charges	7,131
Insurance	45,758
Legal & Professional	267,768
Licenses & permits	5,150
Management fees	4,750
Office & sundry expense	78,125
Officer's salary	64,385
Office & broker salaries	3,255,433
Outside services	300,508
Payroll taxes	215,988
Postage & delivery	44,180
Repairs	25,438
Reimbursed expenses	230,692
Rent	476,985
Stock quotes service	102,340
Telephone	141,750
Travel & entertainment	109,393
Total Operating Expenses	7,451,369

Net Income Before taxes	231,126
Provision for Income Taxes	24,811
Net Income	$ 206,315

The accompanying notes are an integral part of these statements.

WESTROCK ADVISORS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED
DECEMBER 31, 2003

	Common Sotck	Treasury Stock	Paid-in Capital	Stockholders' Deficit	Total Stockholders' Equity
Balance – 1/1/03	$ 200	($ 56,552)	$ 1,322,210	($ 937,680)	$ 328,178
Additional capital			352,500		352,500
Net Income	.	.	.	206,315	206,315
	200	(56,552)	1,674,710	(731,365)	886,993
Less: Distributions	-0-	-0-	-0-	-0-	-0-
Balance – 12/31/03	$ 200	($ 56,552)	$1,674,710	($ 731,365)	$ 886,993

The accompanying notes are an integral part of these statements.

WESTROCK ADVISORS, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF
GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2003

NONE

The accompanying notes are an integral part of these statements.

Westrock Advisors, Inc. is exempt from Rule 15c 3-3 due to the fact that all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The clearing broker-dealer is PaineWebber.

WESTROCK ADVISORS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2003

Cash Flows From Operating Activities:

Net Income	$ 206,315
Adjustments to Reconcile Net Income to Net Cash used in Operating Activities:	
Depreciation	7,626
Changes in assets (increase) decrease:	
Accounts receivable	(130,477)
Investments	(384,611)
Prepaid expenses	(194,037)
Security deposits	(17,874)
Changes in liabilities increase (decrease):	
Accounts payable	229,884
Total Adjustments	(489,489)
Net Cash Used in Operating Activities	(283,174)
Capital Contribution	352,500
Decrease in long-term debt	(32,112)
Purchase on fixed assets	(500)
Distributions	(-0-)
Net Increase in Cash	36,714
Cash, Beginning of Period	8,331
Cash, End of Period	$ 45,045

See accompanying notes to financial statements.

-10-

Note 1 -   Summary of Significant Accounting Policies

Business Activity

Westrock Advisors, Inc. conducts business as a broker-dealer in securities and is registered with the Securities and Exchange Commission (SEC) pursuant to Rule 15c 3-3 (k) (2) (b) which provides that all the funds and securities belonging to the Company's customers would be handled by a correspondent broker-dealer.

Basis of Accounting

The Company reports its activity on the accrual basis of accounting. Under this method customers security transactions are recorded on the settlement date with related commission income and expenses recorded on the trade date. Security transactions of the Company are recorded on the trade date basis. Expenses are recorded when incurred.

Market (Fair) Value

Marketable securities are valued at their current market value. Securities not readily marketable are valued at their fair value as determined by the Board of Directors. The resulting difference between cost and market (fair value) is included in income in the period incurred.

Property and Equipment

Property and equipment is stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Use of Estimates

The Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

WESTROCK ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
(SEE INDEPENDENT AUDITOR'S REPORT)

Note 2 -   <u>Capital Stock</u>

The Company is authorized to issue 2.5 million shares of common stock with a par value of $.01 per share. As of December 31, 2003 there were 1,281,812 shares issued and outstanding.

Note 3 -   <u>Net Capital Requirements</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c 3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 – 1). At December 31, 2003, the Company had net capital of $89458, which was $60,838 in excess of its required net capital of $28,620. The capital ratio was 4.80.

Note 4 -   <u>Income Taxes</u>

The stockholders of the Company have elected to have the Company treated as an "S" Corporation for federal & state tax purposes. As such, any profits or losses flow through to the individual shareholders and are reported on their individual income tax returns based on their pro-rated share of the Company's stock. The tax provision represents NYS surcharges and NYC general corporation tax.

Note 5 -   <u>Commitment</u>

The Company leases its office facilities under a non-cancelable operating lease requiring minimum rentals as follows:

<u>Years Ending Decemner 31:</u>

2004	$ 280,688
2005	280,688
2006	280,688
2007	280,688
2008	173,003
	$ 1,295,755

Note 5 -   <u>Commitments, (cont'd)</u>.

In addition, the lease provides for escalation clauses for increases in real estate taxes, building maintenance and electric usage.

Rent expense charged to operations for the year ended December 31, 2003 amounted to $476,985.

WESTROCK ADVISORS, INC.
NET CAPITAL COMPUTATION RECONCILIATION
AT DECEMBER 31, 2003

NET CAPITAL PER FOCUS REPORT	$ 155,243
Deduct: Additional expense accrual	(65,785)
NET CAPITAL PER NET CAPITAL COMPUTATION	$ 89,458

SUPPLEMENTARY INFORMATION

J.R. Financial Services, Inc.

Joseph Rossello, CPA
232 West End Avenue
Massapequa, New York, 11758
PHONE (516) 798-8262

Report on Internal Control

Board of Directors
Westrock Advisors, Inc.
New York, NY

In planning and performing my audit of the financial statements of Westrock Advisors, Inc. for the twelve months ended December 31, 2003, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my audit procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Westrock Advisors, Inc. that I considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c-3-3(k)(2)(b). I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) or in complying with the requirements for prompt payment for securities under Section 8 of regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets, for which the Company has responsibility, are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

-15-

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of the changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design, or, operation of the specific internal control structure elements does not reduce, to a relatively low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, which I consider to be material weaknesses as defined above.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Joseph A Rossello
JR Financial Services, Inc.
Massapequa, NY
February 23, 2004